August 5, 2005



Mail-Stop 4561
Via facsimile and U.S. Mail
Mr. Richard L. Harbaugh
President and Chief Operating Officer
Equitable Financial Corp.
113-115 North Locust Street
Grand Island, Nebraska 68801

Re:   Equitable Financial Corp.
                    Form SB-2
	        File No. 333-126617
                    Filed July 15, 2005


Dear Mr. Harbaugh:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prospectus Cover Page
1. Revise the third sentence of the fourth paragraph to indicate that, "(I)f the offering is extended beyond (Extension Date 1), subscribers will have their funds promptly returned unless they reconfirm their subscription."


The Offering
Purchase Price - page 4
2. Revise to delete the second sentence or revise the sentence to indicate Sandler O`Neill will receive fees from the proceeds.
Risk Factors
Risks Related to Our Business - page 18
3. Revise the second risk to add disclosure of the costs incurred for the offices opened since March 31, 2005. In addition, disclose how many new employees have been hired for these offices. If additional costs are expected to be incurred for these new offices and/or new employees are anticipated for these offices, please disclose.
4. Revise the risk related to increased commercial lending to disclose the largest exposure to one borrower and the internal and/or regulatory cap on exposure to one borrower.
Use of Proceeds - page 28
5. Please disclose the estimated cost of the planned expansion of the new branches.

MD&A
Operating Strategy - page 49
6. Revise the disclosures relating to non-deposit investments on page
51 to name the third party broker/dealer.

Liquidity Management - page 73
7. Noting that the FHLB advances are costing significantly more than the securities available for sale are earning, briefly discuss why the Bank is holding the securities. In addition, if prepayment penalties will occur on early payment of the advances, disclose the potential amounts.

Off-Balance Sheet Arrangements - page 75
8. Revise to disclose whether the Bank or Company anticipates engaging in hedging activities in the future.

Current Agreements - page 81
9. In the second bullet point, please disclose the maximum amount of the incentive bonus that could be paid. If there is no maximum, please note.

The Reorganization and Stock Offering
Effect on Voting Rights of Members - page 99
10. Noting in the last sentence of the second paragraph that "most" matters will be controlled by the MHC, revise to disclose those matters that will not be controlled by the MHC.


Structure of the Charitable Foundation - page 116
11. Revise to briefly discuss compensation of the directors, whether or not employees are expected to be hired and whether or not there are any requirements to make grants and loans.

Beneficial Ownership Limitation - page 119
12. Revise to add a risk factor disclosing that no person can purchase more than 10% of the stock for a period of 5 years. The caption should state, "Possible adverse impact on price may result from charter restrictions on accumulating stock" or another similar caption.

Legal and Tax Opinion Exhibits
13. Revise to include final versions, dated and signed, in a pre-effective amendment.

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.
	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	Any questions regarding the accounting comments may be directed to Amanda Roberts (202) 551-____ or John Nolan at (202) 551-3492.
All other questions may be directed to Michael Clampitt at (202)
551-
3434 or to me at (202) 551-____.

						Sincerely,







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Equitable Financial Corp.
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